Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Except as otherwise noted, all such transactions were effected in the open market through a broker and all prices per share exclude brokerage commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

07/24/2026	2,333,333*	15
07/24/2026	50,000	22.31
07/28/2026	7,905	18.25

* Such shares of Common Stock were purchased from certain underwriters in the Issuer’s IPO on July 24, 2026.